

February 20, 2013

Via E-mail
Theodore D. Crandall
Senior Vice President and
 Chief Financial Officer
Rockwell Automation, Inc.
1201 South Second Street
Milwaukee, Wisconsin 53204

> **Re:** **Rockwell Automation, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2012**
> **Filed November 19, 2012**
> **File Nos. 001-12383**

Dear Mr. Crandall:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Results of Operations, page 20

1   In future filings, when you present non-GAAP information, please ensure that you present the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP), with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Please similarly revise non-GAAP presentations in your future Forms 8-K, as applicable, to comply.

2.   Further, to meet the objective of presenting the most directly comparable financial measures calculated and presented in accordance with GAAP with equal or greater prominence, please revise future filings to include discussions of the significant causes of changes in your GAAP measures and not just your non-GAAP measures. Please similarly revise non-GAAP presentations in your future Forms 8-K, as applicable, to comply.

3.   In this section you include discussions of your segment profitability. Please revise future filings consistent with Question 104.02 of the CD&I to include a complete discussion of any significant reconciling items that apply to the particular segment being discussed. We note the reconciling items presented in the tables on pages 72, 21 and 28.

Item 8. Financial Statements and Supplementary Data

Note 16. Commitments and Contingent Liabilities

Other Matters, page 70

4.   With respect to your limited intellectual property indemnity as part of your terms and conditions of sale, please explain why you state that the reason you are unable to estimate the maximum potential future payments is due to the number of the agreements. That is, if it is possible to determine an amount of future payments for an individual agreement, it would appear to be possible to determine the maximum as the sum of those individual amounts, even if there are numerous individual amounts.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Theodore D. Crandall
Rockwell Automation, Inc.
February 20, 2013
Page 3

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin F. James
Senior Assistant Chief Accountant